Direct Number: (404) 581-8255 lastater@jonesday.com

[Jones Day Letterhead]

April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Georgia Gulf Corporation
  Pre-Effective Amendment No. 1 to
  Post-Effective Amendment No. 1 on Form S-3
  (File No. 333-161770)

Ladies and Gentlemen:

        Attached for filing with the Securities and Exchange Commission on behalf of Georgia Gulf Corporation is pre-effective amendment no. 1 to post-effective amendment no. 1 on Form S-3 to the above-referenced registration statement. The amendment reflects the incorporation of additional filings as discussed with the Staff.

        Please contact the undersigned at (404) 581-8255 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,
/s/ LISA A. STATER Lisa A. Stater
cc:
Joel I. Beerman, Esq. (Georgia Gulf Corporation)
Chambre Malone, Esq. (U.S. Securities and Exchange Commission)
Craig Slivka, Esq. (U.S. Securities and Exchange Commission)